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                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933

                          For the month of January 2007

                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)

                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X    Form 40-F
               ---             ---

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes       No  X
         ---      ---

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

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This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BANCOLOMBIA S.A.
                                        (Registrant)


Date: January 04, 2007                  By /s/ JAIME ALBERTO VELASQUEZ B.
                                           -------------------------------------
                                        Name: Jaime Alberto Velasquez B.
                                        Title: Vice President of Finance

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                                                                            CIB
(BANCOLOMBIA LOGO)                                                        LISTED
                                                                           NYSE

                            BANCOLOMBIA ANNOUNCEMENT

MEDELLIN, COLOMBIA, JANUARY 04, 2006

Pursuant to a recent communication given by the media today, under which the General Attorney's Office presumptively ruled against Mr. Jorge Londono S., President and Federico Ochoa B, Executive and Services Vice President, Bancolombia S.A. ("Bancolombia") informs that the attorney of the officers have not yet been notify of such decision and therefore its content is unknown to the bank.

We emphasize that this decision is against Bancolombia's officers, as natural persons and not against the bank, therefore this decision does not affect the equity of the entity or its solvency.

Bancolombia accepts the decision taken by the General Attorney's Office and reiterate its confidence on Colombian authorities with the conviction that the actions of Bancolombia and its senior management are in compliance with the law.

Contacts
Sergio Restrepo       Jaime A. Velasquez    Mauricio Botero
Executive VP          Financial VP          IR Manager
Tel.: (574) 5108668   Tel.: (574) 5108666   Tel.: (574) 5108866